NO ACT

09001051

PE
1-21-09

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

January 21, 2009

Received SEC
JAN 2 1 2009
Washington, DC 20549

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1-21-09

Richard D. Schepp
Executive Vice President
General Counsel/Secretary
Kohl's Corporation
Corporate Offices
N56 W17000 Ridgewood Drive
Menomonee Falls, WI 53051

Re: Kohl's Corporation

Dear Mr. Schepp:

This is in regard to your letter dated January 19, 2009 concerning the shareholder proposal submitted by the AFL-CIO Reserve Fund for inclusion in Kohl's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that Kohl's therefore withdraws its December 30, 2008 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Gregory S. Belliston
Special Counsel

cc: Daniel F. Pedrotty
Director
Office of Investment
AFL-CIO Reserve Fund
815 Sixteenth Street, N.W.
Washington, DC 20006

KOHL'S

RECEIVED

2009 JAN 21 PM 12: 51

FICE OF CHIEF COUNSEL
CORPORATION FINANCE

January 19, 2009

VIA E-MAIL
& OVERNIGHT COURIER

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Withdrawal of Shareholder Proposal

Ladies and Gentlemen:

By letter dated December 30, 2008, Kohl's Corporation ("Kohl's") asked that the staff of the Division of Corporation Finance not recommend to the SEC that any enforcement action be taken if Kohl's excludes from its 2009 annual shareholder meeting proxy materials a shareholder proposal (the "Proposal") from the American Federation of Labor and Congress of Industrial Organizations (the "Proponent"). The Proposal urges Kohl's Board of Directors to adopt certain principles for health care reform based upon principles reported by the Institute of Medicine.

On January 16, 2009, Kohl's received a letter from the Proponent, dated January 15, 2009, by which the Proponent voluntarily withdrew the Proposal. A copy of the Proponent's withdrawal letter is attached as **Exhibit A**.

Accordingly, we respectfully withdraw our December 30, 2008 request for no-action relief related to the Proposal. If you have any questions or need any further information, please call me at 262-703-2787. Thank you for your attention to this matter.

Sincerely,

Richard D. Schepp
Executive Vice President
General Counsel/Secretary

cc: Daniel F. Pedrotty, American Federation of Labor and Congress of Industrial Organizations
Rob McGarrah, American Federation of Labor and Congress of Industrial Organizations

EXHIBIT A

American Federation of Labor and Congress of Industrial Organizations

815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
www.aflcio.org

January 15, 2009

Sent by UPS Next Day Air

Mr. Richard D. Schepp, Secretary
Kohl's Corporation
N56 W17000 Ridgewood Drive
Menomonee Falls, Wisconsin 53051

Dear Mr. Schepp:

We have reviewed the No-Action Letter Kohl's submitted to the Securities and Exchange Commission regarding the AFL-CIO Reserve Fund's Proposal on Health Care Reform. We agree with you that Kohl's has substantially implemented the Proposal. Therefore, I hereby withdraw the Health Care Reform Proposal.

If you have any questions, please contact Rob McGarrah at (202) 637-5335.

Sincerely,

Daniel F. Pedrotty
Director
Office of Investment

DFP/ms
opeiu #2, afl-cio

KOHL'S

December 30, 2008

VIA E-MAIL
& OVERNIGHT COURIER

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal

Ladies and Gentlemen:

In accordance with Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Kohl's Corporation, a Wisconsin corporation ("Kohl's") hereby gives notice of its intention to omit from its proxy statement for its 2009 annual meeting of shareholders (the "Proxy Statement") a shareholder proposal (the "Proposal") submitted by the American Federation of Labor and Congress of Industrial Organizations (the "Proponent"). Pursuant to Rule 14a-8(j) promulgated under the Exchange Act, enclosed are:

- Six copies of this letter, which includes an explanation of why Kohl's believes that it may exclude the Proposal; and
- Six copies of the Proposal.

A copy of this letter is also being sent to the Proponent as notice of Kohl's intent to omit the Proposal from the Proxy Statement.

Introduction

The Proposal urges Kohl's Board of Directors:

"to adopt principles for health care reform based upon principles reported by the Institute of Medicine:

1. Health care coverage should be universal.
2. Health care coverage should be continuous.
3. Health care coverage should be affordable to individuals and families.
4. The health insurance strategy should be affordable and sustainable for society.
5. Health insurance should enhance health and well being by promoting access to high quality care that is effective, efficient, safe, timely, patient-centered, and equitable)."

A copy of the Proposal, including the supporting statement, is attached to this letter as **Exhibit A.**

CORPORATE OFFICES • N56 W17000 RIDGEWOOD DRIVE • MENOMONEE FALLS, WISCONSIN 53051 • (262) 703-7000

Request

Kohl's believes that the Proposal may be properly omitted from the Proxy Statement because the Proposal has been substantially implemented. Accordingly, Kohl's respectfully requests confirmation that the staff of the Division of Corporate Finance ("Staff") of the Securities and Exchange Commission (the "Commission") will not recommend any enforcement action to the Commission if Kohl's omits the Proposal pursuant to Rule 14a-8(i)(10) of the Exchange Act.

Discussion

In the ordinary course of its business, Kohl's actively monitors and attempts to control all of its expenses, including the costs of health care. Expenses related to providing health care for Kohl's employees have been rising rapidly, and Kohl's executives and their advisors consider these complex issues on an ongoing basis. Recognizing that the current health care system is in need of reform, in 2007 Kohl's became one of the early members of the Coalition to Advance Healthcare Reform ("CAHR"). Formed in May 2007, CAHR is an active coalition of more than 50 employers and business leaders committed to moving healthcare reform forward at both the state and federal level. Since joining, Kohl's has committed significant amounts of time and other resources to CAHR and has allowed the organization to use Kohl's name publicly in its marketing and promotional materials. Kohl's has openly and publicly adopted CAHR's principles. CAHR's goal is to advance meaningful, market-based solutions to our nation's healthcare problems.

CAHR's website is coalition4healthcare.org. This website includes a membership roster including a list of over sixty companies, including Kohl's, and many of the other largest employers in the United States. Kohl's is working together with these other business leaders to bring about universal healthcare reform. The CAHR website also provides CAHR's core principles which are very closely aligned with the Institute of Medicine's principles as espoused in the Proposal:

CAHR advocates market-based reforms to fix our nation's broken healthcare system based on the following five core principles.

- Market-Based Healthcare System: Market forces are largely absent in today's healthcare system. As a result, healthcare costs are spiraling out of control rising from 7.2 percent of GDP in 1970 to 16.2 percent in 2005. This figure is expected to grow to 22 percent by 2015, which will negatively impact the competitiveness of U.S. businesses in the global marketplace and be detrimental to American workers. Policymakers should remove current obstacles and introduce more market mechanisms to fix the healthcare delivery system. Markets require transparent information on cost and quality to work efficiently; today's healthcare system fails this requirement. Healthcare reform policies must provide consumers full access to simple, reliable and transparent information about costs and quality of care, underpinned by cost-effective technology such as transportable digital medical records and e-prescriptions. These reforms will create a vibrant healthcare system that drives better health outcomes and lower costs.

- Universal Coverage with Individual Responsibility: Public policy has long mandated that care be provided when needed. We believe this policy should be balanced with a requirement that individuals carry health insurance regardless of their employment status. All Americans should have access to affordable quality healthcare services, with no exclusions for pre-existing conditions. The market should drive these policies with government, businesses and individuals sharing responsibility to ensure affordable healthcare coverage is achieved.

- Financial Assistance for Low-Income Individuals: The market will work better if low-income participants are provided financial assistance to obtain coverage than if healthcare were provided as a free good. Providing financial assistance will enable all Americans to obtain the routine healthcare they need through traditional venues - physicians and clinics - instead of emergency rooms.

- Healthier Behavior and Incentives: Since 50 to 70 percent of total healthcare costs are behavior driven, healthcare plans must be designed to drive healthy behavior - starting with prevention and wellness and incorporating full care management programs for those with chronic and acute conditions. Individuals and families should have strong personal financial incentives for adopting healthy behaviors.

- Equal Tax Treatment: Individuals must be able to purchase healthcare in the same tax-advantaged way as business does today. Today healthcare premiums are tax deductible to business, but not to individuals - a policy that resulted from World War II-era wage and price controls and is now out of date. Policymakers should level the playing field and make individual healthcare expenses tax deductible - thereby enabling individual responsibility.

The issues surrounding healthcare reform are extremely complex. There are no simple solutions. Likewise, there is no single set of rules, guidelines or principles that will lead one to the perfect reform solutions. However, by joining CAHR, Kohl's has committed its time and resources to a group with a set of guiding principles that are significantly aligned with those set forth in the Proposal:

Institute of Medicine Principles (per Proposal)	**CAHR Principles**
Health care coverage should be universal	All Americans should have access to affordable quality healthcare services, with no exclusions for pre-existing conditions. Public policy has long mandated that care be provided when needed. We believe this policy should be balanced with a requirement that individuals carry health insurance regardless of their employment status.
Health care coverage should be continuous	Public policy has long mandated that care be provided when needed. We believe this policy should be balanced with a requirement that individuals carry health insurance regardless of their employment status. All Americans should have access to affordable quality healthcare services, with no exclusions for pre-existing conditions.
Health care coverage should be affordable to individuals and families	The market will work better if low-income participants are provided financial assistance to obtain coverage than if healthcare were provided as a free good. Providing financial assistance will enable all Americans to obtain the routine healthcare they need through traditional venues - physicians and clinics - instead of emergency rooms. Healthcare reform policies must provide consumers full access to simple, reliable and transparent information about costs and quality of care, underpinned by cost-effective technology such as transportable digital medical records and e-prescriptions. These reforms will create a vibrant healthcare system that drives better health outcomes and lower costs. Policymakers should remove current obstacles and introduce more market mechanisms to fix the healthcare delivery system. The market should drive these policies with government, businesses and individuals sharing responsibility to ensure affordable healthcare coverage

	is achieved. Individuals must be able to purchase healthcare in the same tax-advantaged way as business does today. Today healthcare premiums are tax deductible to business, but not to individuals - a policy that resulted from World War II-era wage and price controls and is now out of date. Policymakers should level the playing field and make individual healthcare expenses tax deductible - thereby enabling individual responsibility.
The health insurance strategy should be affordable and sustainable for society	Healthcare reform policies must provide consumers full access to simple, reliable and transparent information about costs and quality of care, underpinned by cost-effective technology such as transportable digital medical records and e-prescriptions. These reforms will create a vibrant healthcare system that drives better health outcomes and lower costs. Policymakers should remove current obstacles and introduce more market mechanisms to fix the healthcare delivery system. The market will work better if low-income participants are provided financial assistance to obtain coverage than if healthcare were provided as a free good. Providing financial assistance will enable all Americans to obtain the routine healthcare they need through traditional venues - physicians and clinics - instead of emergency rooms. Individuals must be able to purchase healthcare in the same tax-advantaged way as business does today. Today healthcare premiums are tax deductible to business, but not to individuals - a policy that resulted from World War II-era wage and price controls and is now out of date. Policymakers should level the playing field and make individual healthcare expenses tax deductible - thereby enabling individual responsibility.
Health insurance should enhance health and well being by promoting access to high quality care that is effective, efficient, safe, timely, patient-centered, and equitable	Since 50 to 70 percent of total healthcare costs are behavior driven, healthcare plans must be designed to drive healthy behavior - starting with prevention and wellness and incorporating full care management programs for those with chronic and acute conditions. Individuals and families should have strong personal financial incentives for adopting healthy behaviors. Healthcare reform policies must provide consumers full access to simple, reliable and transparent information about costs and quality of care, underpinned by cost-effective technology such as transportable digital medical records and e-prescriptions. These reforms will create a vibrant healthcare system that drives better health outcomes and lower costs. Markets require transparent information on cost and quality to work efficiently; today's healthcare system fails this requirement.

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal from its proxy materials if the company has already substantially implemented the proposal. According to the Commission, the proposal need not be implemented in full or precisely as presented. *See, Exchange Act Release No. 20091, at § II.E.6 (August 16, 1983).* The exclusion "is designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." *See, Exchange Act Release No. 34-12598 (July 7, 1976).* Staff has stated "a determination that the company has substantially implemented the proposal depends upon whether its particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc. (March 28, 1991).* Consequently, a shareholder proposal does not have to be implemented exactly as proposed; it merely needs to be "substantially implemented." Staff has consistently taken the position that when a company already has policies and procedures in place relating to the subject matter of the proposal, or has implemented the essential objectives of the proposal, the shareholder proposal has been substantially implemented within the scope of Rule 14a-8(i)(10). *See, e.g., Anheuser-Bush Co., Inc. (January 17, 2007); ConAgra Foods, Inc. (July 3, 2006); Johnson & Johnson (February 17, 2006); The Talbots, Inc. (April 5, 2002).*

Conclusion

The fact that the Proposal has been substantially implemented could not be more clear – through its public involvement with CAHR, Kohl's has adopted principles for health care reform that are "based upon" the five principles set forth in the Proposal. Kohl's respectfully requests that the Staff confirm that it will not recommend any enforcement action if the Proposal is omitted from Kohl's Proxy Statement. If there are any questions relating to this submission, please do not hesitate to contact me at (262) 703-2787. *Please acknowledge receipt of this letter by date stamping the enclosed copy of the first page and returning it in the enclosed self-addressed stamped envelope.*

Thank you for your attention to this matter.

Sincerely,

Richard D. Schepp
Executive Vice President
General Counsel/Secretary

cc: Daniel F. Pedrotty, American Federation of Labor and Congress of Industrial Organizations

EXHIBIT A
Shareholder Proposal

RESOLVED: Shareholders of Kohl's Corporation (the "Company") urge the Board of Directors to adopt principles for health care reform based upon principles reported by the Institute of Medicine:

1. Health care coverage should be universal.
2. Health care coverage should be continuous.
3. Health care coverage should be affordable to individuals and families.
4. The health insurance strategy should be affordable and sustainable for society.
5. Health insurance should enhance health and well being by promoting access to high-quality care that is effective, efficient, safe, timely, patient-centered, and equitable.

SUPPORTING STATEMENT

The Institute of Medicine, established by Congress as part of the National Academy of Sciences, issued five principles for reforming health insurance coverage in a report, Insuring America's Health: Principles and Recommendations (2004). We believe principles for health care reform, such as those set forth by the Institute of Medicine, are essential if public confidence in our Company's commitment to health care coverage is to be maintained.

Access to affordable, comprehensive health care insurance is the most significant social policy issue in America according to polls by NBC News/*The Wall Street Journal*, the Kaiser Foundation and *The New York Times*/CBS News. In our opinion, health care reform also is a central issue in the presidential campaign of 2008.

Many national organizations have made health care reform a priority. In 2007, representing "a stark departure from past practices," the American Cancer Society redirected its entire $15 million advertising budget "to the consequences of inadequate health coverage" in the United States (*The New York Times*, 8/31/07).

John Castellani, president of the Business Roundtable (representing 160 of the country's largest companies), has stated that 52 percent of the Business Roundtable's members say health costs represent their biggest economic challenge. "The cost of health care has put a tremendous weight on the U.S. economy," according to Castellani, "The current situation is not sustainable in a global, competitive workplace." (*Business Week*, July 3, 2007.)

The National Coalition on Health Care (whose members include some of the largest publicly-held companies, institutional investors and labor unions) also has created principles for health insurance reform. According to the National Coalition on Health Care, implementing its principles would save employers presently providing health insurance coverage an estimated $595-848 billion in the first 10 years of implementation.

We believe that the 47 million Americans without health insurance results in higher costs, causing an adverse effect on shareholder value for our Company, as well as all other U.S. companies which provide health insurance to their employees. Annual surcharges as high as $1,160 for the uninsured are added to the total cost of each employee's health insurance, according to Kenneth Thorpe, a leading health economist at Emory University. Moreover, we feel that increasing health care costs further reduces shareholder value when it leads to companies to shift costs to employees, thereby reducing employee productivity, heath and morale.

American Federation of Labor and Congress of Industrial Organizations

815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
www.aflcio.org

November 25, 2008

Sent by FAX and UPS Next Day Air

Mr. Richard D. Schepp, Secretary
Kohl's Corporation
N56 W17000 Ridgewood Drive
Menomonee Falls, Wisconsin 53051

Dear Mr. Schepp:

On behalf of the AFL-CIO Reserve Fund (the "Fund"), I write to give notice that pursuant to the 2008 proxy statement of Kohl's Corporation (the "Company"), the Fund intends to present the attached proposal (the "Proposal") at the 2009 annual meeting of shareholders (the "Annual Meeting"). The Fund requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting. The Fund is the beneficial owner of 200 shares of voting common stock (the "Shares") of the Company and has held the Shares for over one year. In addition, the Fund intends to hold the Shares through the date on which the Annual Meeting is held.

The Proposal is attached. I represent that the Fund or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that the Fund has no "material interest" other than that believed to be shared by stockholders of the Company generally. Please direct all questions or correspondence regarding the Proposal to me at (202) 637-5379.

Sincerely,

Daniel F. Pedrotty
Director
Office of Investment

DFP/ms
opeiu #2, afl-cio

Attachment

Shareholder Proposal

RESOLVED: Shareholders of Kohl's Corporation (the "Company") urge the Board of Directors to adopt principles for health care reform based upon principles reported by the Institute of Medicine:

1. Health care coverage should be universal.
2. Health care coverage should be continuous.
3. Health care coverage should be affordable to individuals and families.
4. The health insurance strategy should be affordable and sustainable for society.
5. Health insurance should enhance health and well being by promoting access to high-quality care that is effective, efficient, safe, timely, patient-centered, and equitable.

SUPPORTING STATEMENT

The Institute of Medicine, established by Congress as part of the National Academy of Sciences, issued five principles for reforming health insurance coverage in a report, Insuring America's Health: Principles and Recommendations (2004). We believe principles for health care reform, such as those set forth by the Institute of Medicine, are essential if public confidence in our Company's commitment to health care coverage is to be maintained.

Access to affordable, comprehensive health care insurance is the most significant social policy issue in America according to polls by NBC News/*The Wall Street Journal*, the Kaiser Foundation and *The New York Times*/CBS News. In our opinion, health care reform also is a central issue in the presidential campaign of 2008.

Many national organizations have made health care reform a priority. In 2007, representing "a stark departure from past practice," the American Cancer Society redirected its entire $15 million advertising budget "to the consequences of inadequate health coverage" in the United States (*The New York Times*, 8/31/07).

John Castellani, president of the Business Roundtable (representing 160 of the country's largest companies), has stated that 52 percent of the Business Roundtable's members say health costs represent their biggest economic challenge. "The cost of health care has put a tremendous weight on the U.S. economy," according to Castellani, "The current situation is not sustainable in a global, competitive workplace." (*BusinessWeek*, July 3, 2007.)

The National Coalition on Health Care (whose members include some of the largest publicly-held companies, institutional investors and labor unions) also has created principles for health insurance reform. According to the National Coalition on Health Care, implementing its principles would save employers presently providing health insurance coverage an estimated $595-$848 billion in the first 10 years of implementation.

We believe that the 47 million Americans without health insurance results in higher costs, causing an adverse effect on shareholder value for our Company, as well as all other U.S. companies which provide health insurance to their employees. Annual surcharges as high as $1,160 for the uninsured are added to the total cost of each employee's health insurance, according to Kenneth Thorpe, a leading health economist at Emory University. Moreover, we feel that increasing health care costs further reduces shareholder value when it leads companies to shift costs to employees, thereby reducing employee productivity, health and morale.

One West Monroe
Chicago, Illinois 60603-5301
Fax 312/267-8775

RECEIVED
NOV 28 2008

AMALGATRUST
A division of Amalgamated Bank of Chicago

November 26, 2008

Mr. Richard D. Schepp, Secretary
Kohl's Corporation
N56 W17000 Ridgewood Drive
Menomonee Falls, Wisconsin 53051

Re: Kohl's Corporation

Dear Sir/Madam:

AmalgaTrust, a division of Amalgamated Bank of Chicago, is the record owner of 200 shares of common stock (the "Shares") of Kohl's Corporation, beneficially owned by the AFL-CIO Reserve Fund. The shares are held by AmalgaTrust at the Depository Trust Company in our participants account OMB Memorandum M-07-16 The AFL-CIO Reserve Fund has held the Shares continuously for over one year and continues to hold the Shares as of the date set forth above.

If you have any questions concerning this matter, please do not hesitate to contact me at (312) 822-3220.

Sincerely,

Lawrence M. Kaplan
Vice President

cc: Daniel F. Pedrotty
Director, Office of Investment

END

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